Exhibit 21.1

List of Direct and Indirect Subsidiaries of Restoration Hardware Holdings, Inc.

Name	Jurisdiction of Incorporation
Restoration Hardware, Inc.	Delaware
Hierarchy, LLC	Delaware
RH Yountville, Inc.	Delaware
Restoration Hardware Canada, Inc.	British Columbia, Canada
Restoration Hardware International Limited	Hong Kong
Restoration Hardware (Shanghai) Consulting Limited	People’s Republic of China
RHG Management, LLC	Maryland
The Michaels Furniture Company, Inc.	California